UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. 26)*

Hershey Foods Corporation
(Name of Issuer)

Common Stock, one dollar ($1.00) par value
(Title of Class of Securities)

427866 10 8
(CUSIP Number)

07/28/04
(Date of Event, Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	/  / Rule 13d-1(b)
	/  / Rule 13d-1(c)
	/X / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not
Required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 427866 10 8

1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      Hershey Trust Company
      FIN 23-0692150

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   (a)  /  /
   (b)  /  /

3.  SEC USE ONLY



4.  CITIZENSHIP OR PLACE OF ORGANIZATION
      Pennsylvania

 NUMBER OF         5. SOLE VOTING POWER
 SHARES                 14,112,604 shares of Common Stock plus
 BENEFICIALLY           60,612,012 shares of Class B Common
 OWNED BY               Stock ($1.00 par value) convertible share
 EACH                   for share into Common Stock for a total of
 REPORTING              74,724,616
 PERSON WITH:      6. SHARED VOTING POWER
                        None
                   7. SOLE DISPOSITIVE POWER
                        840,851 shares of Common Stock
                   8. SHARED DISPOSITIVE POWER
                        13,271,753 shares of Common Stock plus
                        60,612,012 shares of Class B Common
                        Stock ($1.00 par value) convertible share
                        for share into Common Stock for a total of
                        73,883,765

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      14,112,604 shares of Common Stock plus
      60,612,012 shares of Class B Common Stock ($1.00 par value)
      convertible share for share into Common Stock for a total of
      74,724,616


10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       7.6% (14,112,604 of 185,746,408 outstanding)
      30.3% (74,724,616 of 246,587,917 outstanding pursuant to Rule
                13d-3(d)(1))


12. TYPE OF REPORTING PERSON (See Instructions)
      CO


























Item 1(a) NAME OF ISSUER:
            Hershey Foods Corporation

      (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            P.O. Box 810, Hershey, Pennsylvania 17033

Item 2(a) NAME OF PERSON FILING:
            Hershey Trust Company

      (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE,
          RESIDENCE:
            100 Mansion Road East, P.O. Box 445, Hershey,
              Pennsylvania 17033

      (c) CITIZENSHIP:
            Pennsylvania Trust Company

      (d) TITLE OF CLASS OF SECURITIES:
            Common Stock, one dollar ($1.00) par value

      (e) CUSIP NUMBER:
            427866 10 8

Item 3.
Not applicable.

Item 4.   OWNERSHIP:
          The following information is provided as of December 31, 2004:

      (a) AMOUNT BENEFICIALLY OWNED:
          14,112,604 shares of Common Stock plus
          60,612,012 shares of Class B Common Stock ($1.00 par value) convertible share for share into Common
          Stock for a total of 74,724,616

      (b) PERCENT OF CLASS:
          7.6% (14,112,604 of 185,746,408 outstanding);
          30.3% (74,724,616 of 246,587,917 outstanding
          pursuant to Rule 13d-3(d)(1))

      (c) NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
              (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
                  14,112,604 shares of Common Stock plus
                  60,612,012 shares of Class B Common Stock
                  ($1.00 par value) convertible share for share into Common Stock for a total of 74,724,616

             (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:
                  none

            (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                  OF:
                  840,851 shares of Common Stock

             (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                  OF:
                  13,271,753 shares of Common Stock plus
                  60,612,012 shares of Class B Common Stock ($1.00 par value) convertible share for share into Common Stock for a total of 73,883,765

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the follow / /.
             Not applicable.

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON.
            Of the 74,724,616 shares (14,112,604 Common shares and 60,612,012 Class B shares) listed in response to Item 4(a), Hershey Trust Company holds 74,320,616 shares
     	    (13,708,604 Common shares and 60,612,012 Class B shares) in its capacity as institutional fiduciary for 93 estates and trusts, including 73,883,765 shares (13,271,753 Common shares and 60,612,012 Class B shares) held as trustee for Milton Hershey School. All outstanding shares of Hershey Trust Company are owned by Hershey Trust Company, Trustee in Trust for Milton Hershey School. As of December 31, 2004, ten of the eleven members of the Board of Directors of Hershey Trust Company were members of the Board of Managers of Milton Hershey School, which is the governing body of Milton Hershey School.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
            Not Applicable.


Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            Not applicable.

Item 9.   NOTICE OF DISSOLUTION OF GROUP
            Not applicable.

Item 10.  CERTIFICATION
           BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OF OR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  February 10, 2005


                                        /s/ Robert C. Vowler

                                   Robert C. Vowler, President & CEO
					     HERSHEY TRUST COMPANY